UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

BIOSPHERE MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09066V 10 3

(CUSIP Number)

MARK J. WANDA

SENIOR VICE PRESIDENT, GENERAL COUNSEL

AND CORPORATE SECRETARY

SUNOVION PHARMACEUTICALS INC.

84 WATERFORD DRIVE

MARLBOROUGH, MASSACHUSETTS 01752

(508) 481-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066V 10 3

1.	Name of Reporting Person Sunovion Pharmaceuticals Inc. (formerly known as Sepracor Inc.) I.R.S. Identification No. of above person (entities only) 22-2536587

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware.

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09066V 10 3

1.	Name of Reporting Person Dainippon Sumitomo Pharma America Holdings, Inc. I.R.S. Identification No. of above person (entities only) 27-0534130

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09066V 10 3

1.	Name of Reporting Person Dainippon Sumitomo Pharma Co., Ltd. I.R.S. Identification No. of above person (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Osaka, Japan.

Number of Shares Beneficially Owned Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 7 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 7 to Statement on Schedule 13D (“Amendment No. 7”) amends and supplements the Amendment No. 6 to Statement on Schedule 13D (“Amendment No. 6”) filed by Sepracor Inc. (now known as Sunovion Pharmaceuticals Inc.) (“Sepracor”) with the Securities and Exchange Commission on October 15, 2009.  Except as specifically provided herein, this Amendment No. 7 does not modify any of the information reported in Amendment No. 6.  Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in Amendment No. 6.

Item 2.                       Identity and Background.

Item 2 is hereby amended by adding the following paragraphs at the end of the existing Item 2:

On October 20, 2009, Aptiom merged with and into Sepracor and ceased to exist as a separate corporate entity.

On October 12, 2010, Sepracor Inc. changed its name to Sunovion Pharmaceuticals Inc.

Item 5.                       Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following paragraph at the end of the existing Item 5:

As a result of the merger of Merit BioAcquisition Co. with and into the Issuer, none of the Additional Beneficial Owners, Sepracor, the DSP Directors and Officers, the Schedule A Persons or the Schedule B Persons have beneficial ownership of any shares of Issuer Common Stock.

On September 7, 2010, pursuant to the terms of the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of the Issuer, as amended (the “Certificate of Designations”), Sepracor converted 4,820 shares of Series A Preferred Stock into 1,205,000 shares of Issuer Common Stock, at the conversion price set forth in the Certificate of Designations.  As of September 7, 2010, Sepracor no longer held any shares of Series A Preferred Stock.  The description of the Certificate of Designations set forth herein is qualified in its entirety by reference to the full text of the Certificate of Designations, which is included as Exhibits 7(p) and 7(q).

On September 10, 2010, Sepracor exchanged 4,429,333 shares of Issuer Common Stock for a cash payment of $4.38 per share in connection with the merger of Merit BioAcquisition Co. with and into the Issuer, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 13, 2010, by and among the Issuer, Merit Medical Systems, Inc. and Merit BioAcquisition Co.  As of September 10, 2010, Sepracor no longer held any shares of Issuer Common Stock.  The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 7(r).

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

p.                                   Certificate of Designations, Preferences and Rights of Series A Preferred Stock of BioSphere Medical, Inc. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by BioSphere Medical, Inc. on November 15, 2004).

q.                                   Amendment No. 1 to the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of BioSphere Medical, Inc. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by BioSphere Medical, Inc. on May 23, 2005).

r.                                      Agreement and Plan of Merger, dated as of May 13, 2010, by and among BioSphere Medical, Inc., Merit Medical Systems, Inc. and Merit BioAcquisition Co. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BioSphere Medical, Inc. on May 14, 2010).

Signature

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2010	SUNOVION PHARMACEUTICALS INC.

	By:	/s/ Saburo Hamanaka
		Name:	Saburo Hamanaka
		Title:	Chairman and Chief Executive Officer

Dated: December 3, 2010	DAINIPPON SUMITOMO PHARMA CO., LTD.

	By:	/s/ Hiroshi Nomura
		Name:	Hiroshi Nomura
		Title:	Executive Officer

Dated: December 3, 2010	DAINIPPON SUMITOMO PHARMA AMERICA HOLDINGS, INC.

	By:	/s/ Saburo Hamanaka
		Name:	Saburo Hamanaka
		Title:	President